April 28, 2023

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Mind Medicine (MindMed) Inc.

PREC14A Preliminary Proxy Statement on Schedule 14A

Filed on April 18, 2023

File No. 001-40360

Dear Mr. Killoy:

On behalf of Mind Medicine (MindMed) Inc. (“MindMed” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2023 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 18, 2023 (the “Preliminary Proxy Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed April 18, 2023

General

1.	Please mark as preliminary your proxy statement and form of proxy. See Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has revised the disclosure of the Amended Preliminary Proxy Statement and accompanying form of proxy card to mark the proxy statement and form of proxy card as preliminary.

Question and Answers about the Annual Meeting, page 7

2.

We note the following disclosure on page 9: “[i]n order for FCM to validly nominate candidates for the Board, FCM must comply with the applicable requirements of Rule 14a-19 of the Securities and Exchange Act of 1934.... .” Please clarify, as the Rule 14a-19 requirements do not implicate whether a nomination is valid. It is our understanding that state law and the company’s governing documents are controlling on that question. Additionally, please correct the cite to “Securities Exchange Act of 1934.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amended Proxy Statement as follows. Furthermore, the Company has corrected the citation to “Securities Exchange Act of 1934” throughout the Amended Proxy Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 28, 2023

Page Two

“What happens if the FCM Group withdraws or abandons its solicitation ~~or fails to comply with SEC rules or requirements under the Articles~~ and I already granted proxy authority in favor of the FCM Group?

Shareholders are encouraged to submit their votes on the WHITE universal proxy card. If the FCM Group withdraws or abandons its solicitation ~~or fails to comply with the FCM Nomination Requirements~~ after a shareholder has already granted proxy authority, shareholders can still sign and date a later submitted WHITE universal proxy card.

If the FCM Group withdraws or abandons its solicitation ~~or fails to comply with FCM Nomination Requirements~~, the Company will publicly announce such fact in a supplement to this proxy statement and any votes cast in favor of the FCM Group nominees will be disregarded and not be counted, whether such vote is provided on the Company’s WHITE universal proxy card or the FCM Group proxy card

~~“In order for FCM to validly nominate candidates for the Board, FCM must comply with the applicable requirements of Rule 14a-19 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including soliciting holders of common shares representing at least 67% of the voting power of common shares entitled to vote on the election of directors and filing a definitive proxy statement with the SEC by the time periods set forth in the rule. In addition, FCM must comply with the requirements of MindMed’s amended and restated articles (the “Articles”) for the advance notice of director nominations, including that a nomination must be submitted in writing to the attention of the Chief Executive Officer at either the principal executive offices of the Company at One World Trade Center, Suite 8500, New York, New York 10007 or the registered office of the Company at 1055 West Hastings Street, Suite 1700, The Guinness Tower, Vancouver, British Columbia, V6E 2E9 no later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the Annual Meeting; provided, however, (a) if the first public announcement made by the Company of the date of the next annual general meeting is less than 50 days before such meeting date, then no later than the close of business on the 10th day following such announcement or (b) if notice and access (as defined in National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for the delivery of proxy related materials in respect of the next annual general meeting and the first public announcement made by the Company in respect of such meeting is not less than 50 days before such meeting date, then no later than the close of business on the 40th day before such meeting date). Our Articles contain a description of the information required to be included for the notice of nomination to be in a proper form. The requirements described in this paragraph are referred to in this proxy statement as the “FCM Nomination Requirements”.~~

~~In the event FCM does not satisfy the FCM Nomination Requirements, the Company reserves the right to file with the SEC and deliver to the Company’s shareholders new proxy cards that do not list the FCM nominees.~~”

3.

Please disclose here and elsewhere whether there are any deficiencies in FCM’s attempted compliance with the FCM Nomination Requirements. Alternatively, please remove related disclosure throughout the proxy statement and the proxy card so as not to incorrectly imply that the validity of the nominations is in doubt.

Response: In response to the Staff’s comment, the Company has revised the proxy statement to remove all references to the FCM Nomination Requirements, including as shown in the response to comment #2 above, and the Company has removed the following text from both the proxy statement and the proxy card: “Inclusion of the FCM Nominees on [our white universal proxy card] [this proxy card] does not constitute an admission by [MindMed] [the Company] that FCM has validly nominated any directors for election to the Board at the Annual General Meeting [of Shareholders].”

Cooley LLP 55 Hudson Yards New York, NY 10001

t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 28, 2023

Page Three

The Company respectfully informs the Staff that the references to the FCM Nomination Requirements throughout the Preliminary Proxy Statement were included because at the time the Company filed such proxy statement, FCM had not yet submitted any notice nominating its director candidates as required by the Company’s amended and restated articles of association (the “Articles”). Although FCM had not yet submitted a notice, FCM’s previous statements, including its notice to the Company pursuant to Rule 14a-19(a)(1), indicated that it would do so. Therefore the Company filed the Preliminary Proxy Statement with such references to the FCM Nomination Requirements to address what would occur if FCM failed to deliver a nomination notice under the Articles. This situation was unlike many other U.S. registrant’s preliminary proxy statement filings because the advance notice procedures for Canadian companies permit notices to be submitted later in time as compared to most U.S. registrants.

Following the filing of the Preliminary Proxy Statement, the Company received FCM’s nomination notice (the “FCM Nomination Notice”) on April 19, 2023, purporting to satisfy the nomination requirements under the Articles. The Company has revised the section entitled Background of the Solicitation on page 26 of the Amended Preliminary Proxy Statement to reflect receipt of such notice and the delivery of a deficiency letter to FCM as follows:

“On April 19, 2023, Mr. Jake Freeman, on behalf of FCM, delivered to MindMed at its registered offices a notice of nomination of persons for election as directors, purporting to nominate each of the FCM director nominees for election to the Board at the Annual Meeting and providing certain additional disclosures with respect to the FCM Group (the “FCM Nomination Notice”).

[…]

On April 26, 2023, MindMed’s outside counsel delivered a letter to the FCM Group’s outside counsel identifying certain deficiencies in the FCM Nomination Notice and requesting that FCM supplement the notice to address such deficiencies within the time the FCM Nomination Notice is required to be delivered under the Articles. Delivery of such letter was consistent with the Company’s duty and obligation to determine whether the nominations which were subject to the FCM Nomination Notice are properly made in accordance with the Company’s Articles and applicable laws and preserved the Company’s right to take actions with respect to any such defective nominations under the Articles and applicable law.”

We respectfully note to the Staff that because the deadline for nominations in the Company’s Articles has not yet occurred, which means that FCM has an ongoing opportunity to cure the deficiencies in the FCM Nomination Notice identified by the Company, the Company is not in a position to make a determination as to the validity of FCM’s nominations under the Articles and applicable Canadian law at this time. In the event that the Company determines to exclude any of FCM’s nominees from its proxy card on the basis of such deficiencies or otherwise, it would file an amendment or supplement to this proxy statement disclosing such decision, the basis for such decision and the potential implications and risks to the Company and its shareholders if FCM’s nominations were ultimately deemed to be valid by a court of law.

Cooley LLP 55 Hudson Yards New York, NY 10001

t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 28, 2023

Page Four

4.

We note the reference in the table on page 11 to abstentions being “NOT APPLICABLE” to Proposal 2. However, “ABSTAIN” is in fact a voting option for that proposal, and an abstention would appear to have the equivalent effect of a vote against given the vote required for approval. Please revise the disclosure accordingly, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that under applicable Canadian law, an abstention does not count as a vote cast and therefore has no effect on the outcome of the vote on Proposal No. 2. In response to the Staff’s comment, the Company has revised the table on page 11 of the Amended Preliminary Proxy Statement to indicate that abstentions will have no effect on the vote for Proposal No. 2.

5.

We note the following disclosure on page 15: “In the event an overvote (i.e., voting ‘FOR’ with respect to more than six nominees on Proposal 1) occurs on a WHITE universal proxy card or WHITE voting instruction form (an ‘Overvote Proxy Card’), the votes submitted on such Overvote Proxy Card will first be cast ‘FOR’ all of the Board’s nominees selected on such Overvote Proxy Card. If fewer than six Board nominees were selected on such Overvote Proxy Card, then (after the votes ‘FOR’ the Board’s nominees are first cast), the Company will have discretion to determine which of the FCM nominees selected on the Overvote Proxy Card will receive a vote.” Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable Canadian corporate law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 15 of the Amended Preliminary Proxy Statement (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal set forth on a particular proxy card or voting form being invalid and not counted.

6.	Please disclose the total expenditures to date as required by Item 4(b)(4) of Schedule 14A. See Instruction 1 to Item 4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended Preliminary Proxy Statement to add “of which approximately $500,000 has been incurred as of the date of this proxy statement.”

Background of the Solicitation, page 21

7.

We note the disclosure on page 24 that the Board conducted an “independent review of various allegations made by FCM” and the Board “believes that all allegations made by FCM, including against members of the Board, are unfounded.” Please describe the various allegations made by FCM and the findings by independent outside counsel.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 24 of the Amended Preliminary Proxy Statement to include the following disclosure:

“On December 2, 2022, the Board held a meeting to discuss matters relating to FCM, including the allegations of misconduct by members of Company management and the Board (the “FCM Allegations”) contained in FCM’s letters dated August 11, September 28, October 13, October 21, October 24, November 3, November 14 and November 21, 2022. After discussion, the Board also ~~determined to engage~~ ratified the engagement by the committee described below of a qualified law firm as independent outside counsel to conduct an independent review, which included a review of the FCM Allegations. Ms. Vallone and Mr. Andreas Krebs were appointed by the Board to serve on a committee to ~~work directly with~~ oversee such counsel in connection with its independent review of such matters.

[…]

Cooley LLP 55 Hudson Yards New York, NY 10001

t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 28, 2023

Page Five

On March 7, 2023, the Board held a meeting with such independent outside counsel in attendance to, among other matters, consider the FCM Allegations. At such meeting, the Board also considered the independent review conducted by such independent outside counsel of the FCM Allegations. After discussion, the Board concluded that the FCM Allegations as to current management and the current members of the Board were not supported by credible evidence and that no further action was warranted. ~~Based on the independent review performed by such independent outside counsel, which concluded in March 2023, MindMed currently believes that all allegations made by FCM in its letters, including against members of the Board, are unfounded.~~”

The Company respectfully notes that FCM has publicly disseminated press releases and letters to the Company’s shareholders and other constituencies setting forth the FCM Allegations.1 The Company respectfully informs the Staff that it views inclusion of such allegations in its Preliminary Proxy Statement to be prejudicial to the Company because describing such allegations, some of which the Company believes to be defamatory and a number of which are ad hominem attacks against current members of the Board and management, would afford such allegations additional prominence and undue credence despite the Board’s conclusion that such allegations are not supported by credible evidence. The Company respectfully submits that FCM is free to reiterate such allegations in its solicitation materials for the proxy contest (although the Company notes that none of such allegations were included in FCM’s preliminary proxy statement, which may be an indication that FCM does not believe such allegations would withstand scrutiny under the requirements of the proxy rules).

Additionally, the Company respectfully submits that the Company’s revised disclosure provides shareholders with an adequate basis to understand the findings of the independent outside counsel, because the Board would not be able to come to the view that there was no credible evidence to support the FCM Allegations if the independent outside counsel had in fact found such evidence.

8.

We note the disclosure on page 21 that Dr. Scott Freeman was “a co-founder of Savant HWP Inc. (“Savant”), a predecessor of MindMed, where he served as Chief Medical Officer from July 23, 2019 until his separation from Savant on August 31, 2020.” Furthermore, we note the disclosure on page 28 of the F-10/A filed April 9, 2021 stating that “Dr. Freeman resigned as Chief Medical Officer of the Corporation on August 31, 2020.” Please revise to clarify that Dr. Freeman was Chief Medical Officer of MindMed, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amended Preliminary Proxy Statement to disclose that Dr. Freeman was the Chief Medical Officer of MindMed from September 2019 until his separation from the Company on August 31, 2020.

Executive Compensation, page 50

9.

We note the disclosure in the Summary Compensation Table of the $358,411 and $175,000 non-equity incentive plan compensation in 2021 for Mr. Barrow and Dr. Karlin, respectively. Additionally, we note the disclosure in last year’s Proxy Statement that such payments constituted a “Bonus.” Please tell us, with a view towards revised disclosure, the reasons for the change in categorization of such compensation. See Item 8 of Schedule 14(a) and Item 402(e)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon further review of the Company’s bonus structure and compensation practices, the bonus payments to Mr. Barrow and Dr. Karlin for both 2021 and 2022, were based on pre-set performance goals and measures established at the beginning of each year and communicated to the executives. Aside from the $125,000 sign-on bonus provided to Mr. Barrow in 2021, the actual bonus amounts paid out to Mr. Barrow and Dr. Karlin in both 2021 and 2022 (and Mr. Greenway in 2022) were pursuant to an annual performance bonus program that provided cash compensation intended to serve as incentive for performance to occur over the respective year. The bonus program consisted of pre-set performance goals and targets which were substantially uncertain at the time established, and these targets were communicated to the executives. Actual cash payments were awarded based upon achievement of specified targets and accordingly, such payments have been characterized as “non-equity incentive plan compensation” in the Preliminary Proxy and the Amended Preliminary Proxy Statement. The Company has revised the Summary Compensation Table on pages 56-57 of the Amended Preliminary Proxy Statement to clarify the type of compensation awarded to Mr. Barrow and Dr. Karlin in 2021.

[1]

As of the date of this letter, the Company believes that the FCM Allegations are set forth in all material respects in the letters made available on FCM’s website at https://mindmed.zone/activist-letters.

Cooley LLP 55 Hudson Yards New York, NY 10001

t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 28, 2023

Page Six

DEFA14A filed April 18, 2023

General

10.

We note the statement indicating that FCM’s solicitation is an attempt to take control of the company without paying stockholders a control premium. We are unaware of any legal requirement that obligates a non-management party to pay a control premium for any proxy solicitation undertaken in compliance with Exchange Act Section 14(a) and Regulation 14A seeking a shareholder’s proxy to elect such party’s nominees. Please refrain from creating the impression that a “premium” is legally or otherwise required given the prohibition in Exchange Act Rule 14a-9 with respect to omissions of material fact necessary in order to make the statement not false or misleading in light of the circumstances in which it is made.

Response: The Company respectfully acknowledges the Staff’s comment and in future solicitation materials will not create the impression that a “premium” is legally or otherwise required for any proxy solicitation undertaken in compliance with Exchange Act Section 14(a) and Regulation 14A.

*    *    *

Please contact me at (212) 479-6491 or Mark Ballantyne at (703) 456-8084 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Bill Roegge

Bill Roegge

cc:	Kenneth Guernsey, Cooley LLP

Christian Plaza, Cooley LLP

Mark Ballantyne, Cooley LLP

Trevor Scott, Osler, Hoskin & Harcourt LLP

Andrew MacDougall, Osler, Hoskin & Harcourt LLP

Chris Drewry, Latham & Watkins LLP

Ian Nussbaum, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, NY 10001

t: (212) 479-6000 f: (212) 479-6275 cooley.com